Exhibit 1

[OBJECT OMITTED]]


July 6, 2006

Dear Shareholder,


         You are cordially invited to attend a Special General Meeting of Shareholders of TTI Team Telecom International Ltd. to be held on Thursday, August 10, 2006, at 5:00 p.m. (Israel time), at our executive offices at 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel.

         We encourage you to read carefully the accompanying proxy statement/information statement, which discusses in detail the various matters to be voted upon at the Special General Meeting.

         Your vote is very important! Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the meeting. No postage is required if mailed in the United States. Alternatively, shareholders may elect to vote their shares by a Hebrew-language written ballot the form of which may be obtained from the Company by calling +972-3-926-9139.


We appreciate your continuing interest in TTI Team Telecom International Ltd.


                                    Very truly yours,

                                    Meir Lipshes
                                    Chairman of the Board of Directors

                       TTI TEAM TELECOM INTERNATIONAL LTD.

               NOTICE OF A SPECIAL GENERAL MEETING OF SHAREHOLDERS


         Notice is hereby given that a Special General Meeting of Shareholders (the "Meeting" or the "Special Meeting") of TTI Team Telecom International Ltd. ("we", "TTI" or the "Company") will be held on Thursday, August 10, 2006, at 5:00 p.m. (Israel time), at the offices of the Company, 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, for the following purposes:

                  (1) To elect Ms. Julie Kunstler as outside director and approve her terms of compensation (including indemnification) and a related amendment to our Articles of Association;

                  (2) To approve an increase in the number of ordinary shares reserved under our 2004 Employee Share Option Plan;

                  (3) To approve a directors and officers liability insurance policy;

                  (4) To approve terms and framework of  compensation  to an
         employee who is related to our principal  shareholder;   and

                  (5) To transact such other business as may properly come before the Meeting or any adjournment thereof.


         Shareholders of record at the close of business on July 10, 2006, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Joint holders of shares should take note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share.

         Shareholders who are unable to attend the Special Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not later than seventy-two (72) hours before the Meeting. No postage is required if mailed in the United States. Alternatively, shareholders may elect to vote their shares by a Hebrew-language written ballot the form of which may be obtained from the Company by calling +972-3-926-9139.


                                            By Order of the Board of Directors


                                            Meir Lipshes
                                            Chairman of the Board of Directors


July 6, 2006

                       TTI TEAM TELECOM INTERNATIONAL LTD.
                              7 Martin Gehl Street
                              Petach Tikva, Israel

                                 PROXY STATEMENT

         This Proxy Statement is being furnished to the shareholders of TTI Team Telecom International Ltd. ("we", "TTI" or the "Company") in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Special General Meeting of Shareholders (the "Meeting" or the "Special Meeting") to be held on Thursday, August 10, 2006, at 5:00 p.m., and at any adjournment thereof. This Proxy Statement and the accompanying form of proxy are first being mailed to our shareholders on or about July 11, 2006.

Purpose of the Special Meeting

         The agenda of the Special Meeting will be as follows:

                  (1) To elect Ms. Julie Kunstler as outside director and approve her terms of compensation (including indemnification) and a related amendment to our Articles of Association;

                  (2) To approve an increase in the number of ordinary shares reserved under our 2004 Employee Share Option Plan;

                  (3) To approve a directors and officers liability insurance policy;

                  (4) To approve terms and framework of compensation to an employee who is related to our principal shareholder; and

                  (5) To transact such other business as may properly come before the Meeting or any adjournment thereof.

Recommendation of the Board of Directors

          Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

         Only holders of record of our shares at the close of business on July 10, 2006, the record date for the Meeting, are entitled to notice of, and to vote at, the Special Meeting. We had 15,413,846 Ordinary Shares, NIS 0.50 nominal value each ("Ordinary Shares"), and 3,504,571 Series A Preferred Shares, NIS 0.50 nominal value each ("Series A Preferred Shares"), outstanding on June 30, 2006.

         Each Ordinary Share and each Series A Preferred Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Special Meeting.

         A quorum must be present in order for the Special Meeting to be held. According to our Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing at least a majority of the total voting rights in the Company. If within one hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, Thursday, August 17, 2006, at the same time and place or, if the Chairman of the Board of Directors of the Company so determines, with the consent of a majority of the shares represented at the Meeting, in person or by proxy, and voting on the question of adjournment, to such other day, time and place as shall be so determined at the adjourned meeting, any two members present, in person or by proxy, shall constitute a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be given to shareholders.

         Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes "for" or "against" the matter.

Proxies & Written Ballots

         Proxies for use at the Special Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about July 11, 2006, and will be solicited primarily by mail; however, certain of the Company's officers, directors, employees and agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expense of brokerage firms and others for forwarding material to the beneficial owners of our shares.

         All shares represented by properly executed proxies received by the Company seventy-two (72) hours prior to the Meeting will, unless such proxies have been previously revoked, be voted at the Special Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above. If any other matters are properly presented for action at the Meeting (which is not anticipated), the proxy holders will vote (which authority is conferred to such holders to vote on such matters by the proxies) in accordance with their best judgment. A shareholder returning a proxy may revoke it at any time up to one hour prior to commencement of the Meeting by communicating such revocation in writing to the Company's Chief Financial Officer or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Special Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to TTI Team Telecom International Ltd., 7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva, Israel, Attention: Israel (Eli) Ofer, Chief Financial Officer. Alternatively, shareholders may elect to vote their shares by a Hebrew-language written ballot the form of which may be obtained from the Company by calling +972-3-926-9139.

Security Ownership

Ordinary Shares

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding ordinary shares as of June 30, 2006.

                                                                                                 of our          of our
                                                                         Number of               outstanding     outstanding
                                                                         ordinary                ordinary        share
                                                                        shares held              shares(1)       capital*
Name of shareholder
----------------------------------------------------------------------

                                                                      -

Shlomo Eisenberg (2)(3)(4)                                                4,436,224             28.8%            23.5%
Fidelity Management & Research Company (5)                                1,172,000              7.6%             6.2%
Neuberger & Berman L.P. (6)                                               1,180,332              7.7%             6.2%
Rima Management, LLC and Richard Mashaal (7)                                996,980              6.5%             5.3%
S Squared Technology, LLC (8)                                               909,091              5.9%             4.8%


* Based on an aggregate of 18,918,417 ordinary and preferred shares outstanding as of June 30, 2006.

 (1) Based on15,413,846 ordinary shares outstanding as of June 30, 2006. Ordinary shares deemed beneficially owned by virtue of the right of any person or group to acquire such ordinary shares within 60 days are treated as outstanding only for purposes of determining the percent owned by such person or group.

(2) Shlomo Eisenberg holds 594,836 ordinary shares, and his wife, Tirza Eisenberg, holds 188,912 ordinary shares. In addition, Mr. Eisenberg, directly and indirectly (through a wholly owned corporation), owns approximately 14.8% of Team Computers and Systems Ltd. and is also a member of the controlling group of shareholders of Arad Investments and Industrial Development Ltd. Therefore, Mr. Eisenberg may be deemed to beneficially own the ordinary shares held by Arad, Team Computers and Team Software Industries Ltd. (see below). Mr. Eisenberg disclaims any such beneficial ownership.

(3) Arad, directly and indirectly (through a wholly owned corporation), holds 2,958,788 ordinary shares. In addition, Arad owns 57.9% of Team Computers and, therefore, may be deemed to beneficially own the ordinary shares held by Team Computers and Team Software. Arad disclaims any such beneficial ownership. Arad is an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange.

(4) Team Software holds 680,230 ordinary shares. Team Computers holds 13,458 ordinary shares. Since Team Computers holds 100% of the issued and outstanding shares of Team Software, it may be deemed to beneficially own the ordinary shares held by Team Software. Team Computers, an Israeli company whose shares are publicly traded on the Tel Aviv Stock Exchange, is a large computer vendor in Israel. In addition, as of March 24, 2006, Meir Lipshes, the Chairman of our board of directors, owned approximately 8.5% of Team Computers' shares. Meir Lipshes is also a director of each of Team Software, Team Computers and us, and therefore may be deemed to beneficially own the ordinary shares owned by Team Software and Team Computers. Mr. Lipshes disclaims any such beneficial ownership. As of March 24, 2006, Meir Lipshes owned approximately 2.2% of our outstanding shares directly.

(5) As of December 21, 2004, based on a Schedule 13G/A filed by FMR Corp. with the U.S. Securities and Exchange Commission on February 14, 2005. Fidelity Management & Research Company, or Fidelity, is a wholly-owned subsidiary of FMR Corp., and acts as an investment adviser to various investment companies. The ownership of one investment company, Fidelity Low Priced Stock Fund, amounted to 1,172,000 of such shares or 6.2% of our outstanding shares.

(6) As of May 9, 2006, based on a Schedule 13D/A filed by Neuberger & Berman with the U.S. Securities and Exchange Commission on May 25, 2006. Neuberger & Berman L.P. is a registered broker-dealer that is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose of the ordinary shares of many unrelated clients. Neuberger & Berman L.P. is affiliated with Neuberger Berman Asset Management LLC, the General Partner of LibertyView Special Opportunities Fund, LP and LibertyView Funds, LP. Neuberger Berman Asset Management LLC is the investment advisor for LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan, which collectively hold 56.1% of our outstanding Series A Preferred Shares (representing 13.3% of our total outstanding share capital), and 999,999 warrants to purchase ordinary shares which are exercisable within 60 days. For further details, please see the table of holders of Series A Preferred Shares below.

(7) As of August 8, 2005, based on a Schedule 13G filed by Rima Management, LLC and Richard Mashaal with the U.S. Securities and Exchange Commission on January 13, 2006. The Schedule 13G indicates that Rima Management, LLC and Richard Mashaal share voting and dispositive power as to the 996,980 ordinary shares.

(8) As of December 31, 2005, based on a Schedule 13G filed by S Squared Technology, LLC with the U.S. Securities and Exchange Commission on February 10, 2006.


Series A Preferred Shares

Set forth below is information known to us concerning our shareholders that are the beneficial owners of 5% or more of outstanding preferred shares as of June 30, 2006.


Name of shareholder                                                       Number of Series      Percentage of our   Percentage of
--------------------------------------------------                        A Convertible         outstanding Series  our outstanding
                                                                          Preferred Shares      A Preferred         share capital*
                                                                          held                  Shares(1)


LibertyView Funds(2)                                                           1,799,998                 51.3%            9.5%
Leaf Investment Funds (3)                                                        909,091                 25.9%            4.8%
Close Finsbury Funds(4)                                                          568,182                 16.2%            3.0%



* Based on 18,918,417 ordinary and preferred shares outstanding as of June 30, 2006.

(1)   Based on 3,504,571 Series A Preferred Shares outstanding as of June 30,
      2006.

(2) LibertyView Special Opportunities Fund, LP holds 763,635 Series A Preferred Shares, and warrants to purchase 545,454 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LibertyView Funds, LP holds 909,090 Series A Preferred Shares, and warrants to purchase 363,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Trust D for a Portion of the Assets of the Kodak Retirement Income Plan holds 127,273 Series A Preferred Shares, and warrants to purchase 90,909 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. LibertyView Special Opportunities Fund, LP, LibertyView Funds, LP and Trust D for a Portion of the Assets of the Kodak Retirement Income Plan have a common investment advisor, Neuberger & Berman LLC, that has voting and dispositive power over the shares held by them, which is exercised by Richard A. Meckler. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different accounts managed by the same investment advisor. The General Partner of LibertyView Special Opportunities Fund, LP and LibertyView Funds, LP is Neuberger Berman Asset Management, LLC, which is affiliated with Neuberger & Berman L.P., a registered broker-dealer. The shares were purchased for investment in the ordinary course of business and at the time of purchase, there were no agreements or understandings, directly or indirectly, with any person to distribute the shares. Trust D for a Portion of the Assets of the Kodak Retirement Income Plan is not in any way affiliated with a broker-dealer.

(3) Leaf Investment Partners, LP holds 708,059 Series A Preferred Shares, and warrants to purchase 283,224 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Offshore Investment Fund, Ltd. holds 201,032 Series A Preferred Shares, and warrants to purchase 80,413 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Leaf Investment Partners, LP and Leaf Offshore Investment Fund, Ltd. have a common investment advisor, Sy Goldblatt, who has voting and dispositive power over the shares held by them. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.

(4) Close Finsbury Eurotech holds 45,455 Series A Preferred Shares, and warrants to purchase 18,182 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Global Investment Technology Fund holds 6,818 Series A Preferred Shares, and warrants to purchase 2,727 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Tech & General VCT holds 31,818 Series A Preferred Shares, and warrants to purchase 12,727 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Finsbury Technology Trust holds 484,091 Series A Preferred Shares, and warrants to purchase 193,636 ordinary shares which are exercisable within 60 days, with an exercise price of $2.50 per share. Close Finsbury Eurotech, Close Finsbury Global Investment - Technology Fund, Consulta, Close Tech & General VCT and Finsbury Technology Trust have a common investment advisor, Reabourne Technology Investment Management Ltd., that has voting and dispositive power over the shares beneficially owned by them, which is exercised by Michael Bourne. Since they have hired a common investment advisor, these entities are likely to vote together. Additionally, there may be common investors within the different funds managed by the same investment advisor.


Directors and Executive Officers

The following table details as of June 30, 2006 the number of our ordinary shares owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days).



                                                                           Number of  Percent of
Name and Address                                                           Shares     Shares
-------------------------------------------------------------------        Owned      Outstanding



Lior Bregman (1)                                                           253,908           1.36%
Meir Lipshes (2) (3)                                                       460,830           2.2%
All other members of senior management, as a group (consisting of
   7 persons, other than Lior Bergman and Meir Lipshes) (4)                100,999              *




*     less than 1% of our outstanding ordinary shares.

(1) Lior Bregman, our director, is the beneficial owner of LB Capital Investments, which holds approximately 1.36% of our voting power, comprised of 181,818 of our ordinary, and warrants to purchase 72,727 of our ordinary shares which are exercisable within 60 days.

(2) The number of shares owned includes 56,250 options exercisable into ordinary shares within 60 days. The options have exercise prices of $3 per share, and expire on October 15, 2008.

(3) As of March 31, 2006, Team Computers and its wholly-owned subsidiary, Team Software Industries Ltd., beneficially owned 693,688 of our ordinary shares, representing approximately 3.7% of our outstanding share capital and voting rights. As of March 24, 2006, Meir Lipshes, the Chairman of our board of directors and our former Chief Executive Officer, owned approximately 8.5% of Team Computers' shares. Meir Lipshes is also a member of the board of directors of Team Software and Team Computers, and therefore, may be deemed to beneficially own the ordinary shares owned by Team Software in us. Mr. Lipshes disclaims any beneficial interest in the ordinary shares owned by Team Software or Team Computers in us.

(4) The number of shares owned consists solely of options exercisable into ordinary shares within 60 days. The options have exercise prices ranging from $3.5 per share to $8 per share, and expire between June 30, 2009 and January 10, 2011.


                          AGENDA OF THE SPECIAL MEETING

ITEM 1 - Election of Outside Director and related Amendment to Articles of Association

         Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by the Israeli Companies Law, 5759-1999 (the "Companies Law") to appoint at least two outside directors. To qualify as an outside director, an individual may not have, and may not have had at any time during the previous two years, any affiliations with the company or the company's affiliates, as such terms are defined in the Companies Law. The term "affiliation" includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder. In addition, no individual may serve as an outside director if the individual's position or other activities create or may create a conflict of interest with his or her role as an outside director.

         The outside directors generally must be elected by the shareholders. The term of an outside director is three years and may be extended for an additional three years. Under the Companies Law, each committee of a company's board of directors empowered with powers of the board of directors is required to include at least one outside director, except that the audit committee must be comprised of at least three directors, including all of the outside directors.

         Mr. Rami Zivony commenced his term as an outside director on August 11, 2003 and his term will expire on August 10, 2006, unless he is re-elected for an additional three years. However, under the Companies Law, if at the time of election of an outside director all the members of the Board of Directors are of one gender, such as in our case, the outside director to be elected must be of the other gender. Accordingly, and pursuant to the recommendation of the Nominating Committee of our Board of Directors, shareholders will be asked at the Meeting to elect Ms. Julie Kunstler as an outside director for a term of three years. The Company has received a declaration from such nominee, confirming her qualifications under the Companies Law to be elected as an outside director of the Company. Doron Zinger, who was elected as an outside director of the Company in April 2004, continues as an outside director and his term will expire in March 2007.

         According to the Companies Law, the term of a director commences upon his election, unless the company's articles of association permit a later effective date. Since the Meeting will be held before the expiration of Mr. Zivony's term, we are asking the shareholder to amend our Articles of Association to allow Ms. Kunstler's term to commence on the expiration date of Mr. Zivony's term. Such amendment will also allow us to be more flexible in scheduling future meetings in which directors are elected in general, and, in particular, in light of the limitations imposed by the Companies Law, meetings in which outside directors are to be elected.

          A brief biography of the nominee is set forth below. Ms. Kunstler does not beneficially own any of our shares. In June 2006, our Audit Committee and Board of Directors resolved that, if elected, Ms. Kunstler shall receive an annual fee of approximately $9,800 and an attendance fee of approximately $370 (approximately $190 per telephone meetings) per board meeting or per board committee meeting. Our Audit Committee and Board of Directors also resolved that, if elected, Ms. Kunstler will be provided with an indemnity letter, as approved by the shareholders at the annual meeting that took place on December 27, 2005.

         Ms. Kunstler is the managing director and founder of Portview Communications Partners, a venture capital fund based in Silicon Valley, California, since 2000. From 1990 to 2002, she was the managing director of HK Catalyst Strategy & Finanace Ltd., the predecessor of Portview Communications. Ms. Kunstler is also the Vice President of Business Development at Teknovus Inc., a developer of broadband access semiconductor solutions and a lecturer at the MBA program of the Technion - Israel Institute of Technology in Haifa, Israel. She holds a BA degree in urban planning from Cincinnati and an MBA degree from University of Chicago.


         It is proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that the Company's Second Amended and Restated Articles of Association be amended by adding the following to Article 39 thereof:

              `(e) Nothwithstanding anything to the contrary herein, the term of a Director may commence as of a date later than the date of the Shareholder Resolution electing said Director, if so specified in said Shareholder Resolution.';

          RESOLVED, that the Board of Directors of the Company shall be authorized, in its discretion, to restate the Second Amended and Restated Articles of Association of the Company; and

          RESOLVED, that Julie Kunstler be elected as an outside director of the Company, effective August 11, 2006, and that her terms of compensation, including the grant of the indemnity letter, as approved by the Company's Audit Committee and Board of Directors and described in the Company's Proxy Statement of July 3, 2006, be approved."

Required Vote

         The amendment to our Articles of Association require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. Subject to the Companies Law, in the event that Ms. Kunstler should be unable to serve, the proxies will be voted for the election of such other person as shall be determined by the persons named in the proxy in accordance with their best judgment to be suitable to serve as an outside director.

         The board of directors of the Company recommends that the shareholders vote FOR the approval of the proposed resolutions.

ITEM 2 - Increase in the Number of Shares Reserved under our Employee Share Option Plan

         Our 2004 Employee Share Option Plan, or the 2004 Plan, which we adopted in 2004, authorized the grant of options to purchase up to 1,000,000 of our ordinary shares (subject to certain adjustments). As of the date of this Proxy Statement, approximately 54,500 ordinary shares only are available for future option grants under the 2004 Plan. In light of the foregoing, our Board of Directors believes that it is necessary to increase the number of ordinary shares issuable under the 2004 Plan by an additional 500,000 ordinary shares, so we continue to have the means to grant options under the plan in order to attract and retain talented personnel.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, to amend the Company's 2004 Employee Share Option Plan to provide for the issuance thereunder of an additional 500,000 ordinary shares."

Required Vote

         The affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

         The board of directors of the Company recommends that the shareholders vote FOR approval of the proposed resolution.

ITEM 3 - Approval of Directors and Officers Liability Insurance Policy

         The Companies Law and our Articles of Association authorize the Company, subject to shareholder approval, to purchase an insurance policy for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers of directors.

         The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company, and as otherwise permitted by law; (b) a breach of his or her duty of care committed intentionally or recklessly; (c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

         Under Israeli law, the insurance of directors is required to be approved by our audit committee, board of directors and shareholders. In May 2006, our audit committee, followed by our board of directors, approved a budget of US$300,000 for the payment of an insurance premium by the Company for the purchase of directors and officers liability insurance coverage for the period of May 11, 2006 through May 10, 2007, as well as the payment of US$7,500 to the insurance brokers arranging the policy. The aforesaid policy provides for maximum coverage for all insured parties of US$10,000,000.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the purchase of the directors and officers liability insurance policy providing coverage for the benefit of all directors of the Company that may serve from time to time as described in the Company's Proxy Statement of July 3, 2006, be approved."

Required Vote

         The affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon is required to adopt said resolution.

         The Board of Directors recommends a vote FOR approval of the proposed resolution.


ITEM 4 -  Compensation to an Employee who is Related to our Controlling
          Shareholder

         The daughter of Shlomo Eisenberg (the "Employee"), one of our principal beneficial shareholders (but see footnote 2 to the table under "Security Ownership" above), is employed by the Company as a software engineer since February 2000 at a monthly gross salary of approximately NIS 11,000 (approximately $2,300).

         In June 2006, our Audit Committee and Board of Directors, in that order, approved, subject to shareholder approval, (1) a special cash bonus of up to NIS 30,000 (approximately $6,250) to compensate the Employee for the lack of increases in salary in the past years, and (2) a salary increase to a monthly gross salary of up to NIS 19,000 (approximately $3,950) (collectively, the "Salary Increase"). Our Audit Committee and Board of Directors, in that order, also approved, subject to shareholder approval, a framework arrangement, pursuant to which any modifications or amendments to be made in the Employee's employment terms by officers of the Company in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 10% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, and (iii) the further approval by the Audit Committee and the Board of Directors. This framework arrangement, if approved by shareholders at the Meeting, will generally enable us to modify the terms of employment of the Employee without the need for additional shareholder approval, as long as the foregoing conditions are met, as shall be determined by the further approval of our Audit Committee and Board of Directors.

         It is proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the Salary Increase, as defined in the Company's Proxy Statement of July 3, 2006, be approved; and

          RESOLVED, that any modifications or amendments to be made in the Employee's employment terms by officers of the Company in the future are approved; and that the management of the Company be, and it is hereby is, authorized and directed to negotiate and execute in the name and on behalf of the Company, contracts for such modifications or amendments, upon the terms and conditions so negotiated; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 10% per year, (ii) any bonus will not exceed the one monthly salary per year, and (iii) the further approval by the Audit Committee and the Board of Directors; it being hereby clarified that no further approval of the shareholders of the Company will be required in connection with any such modifications or amendments in accordance with these resolutions."

Required Vote

         Under the Companies Law, an "extraordinary transaction" (as defined in the Companies Law) of a public company in which a "controlling shareholder" (as defined in the Companies Law) has a "personal interest" (as defined in the Companies Law), as well as the engagement of a controlling shareholder or a "relative" (as defined in the Companies Law) thereof as an office holder or employee of the company, generally require the approval of the audit committee, the board of directors and the shareholders of the company (by a special majority vote in accordance with Section 275 of the Companies Law), in that order. Since the Employee is a relative of Shlomo Eisenberg, then if Mr. Eisenberg was to be deemed to be a controlling shareholder of TTI, we would be required to have the aforesaid resolution approved by a special majority in accordance with Section 275 of the Companies Law. Consequently, for the sake of clarity, we require that the above proposal will be approved by the affirmative vote of a majority of the shares represented at the Meeting in person or by proxy and voting thereon, and provided that either (i) the shares voted in favor of the above resolution include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company's voting power.

         For the purpose of the vote on this resolution, each shareholder is asked to indicate on the enclosed proxy card whether or not he or she has a personal interest in this matter. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any member of the shareholder's immediate family (or spouses thereof) or a personal interest in an entity in which the shareholder (or such family member thereof) serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising in itself from the ownership of shares in any company.


Other Matters

         It is not anticipated that there will be presented at the Special Meeting any matters other than those on the agenda described above. If any other matters should come before the Meeting, the persons named on the enclosed proxy card will have discretionary authority to vote all proxies in accordance with their best judgment.

                                        By Order of the Board of Directors


                                        Meir Lipshes
                                        Chairman of the Board of Directors

July 6, 2006